Exhibit 99.1

Scailex Corporation Ltd. (“the Company”)

16 Shenkar Street (Entrance B.), Herzliya Pituach, P.O.B. 12423, 46733 Israel
Telephone: + 972.9.961.0900 • Fax: + 972.9.961.0912

June 25, 2008

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464	Tel-Aviv 65202
(via "Magna")	(via "Magna")

Dear Mr./Ms.,

Re: Immediate Report of an Event or Matter Outside of the
Corporation’s Normal Course of Business

(Regulation 36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 –1970)

Further to the Company’s Immediate Report dated May 29, 2008 (reference number 2008-01-152316), regarding the approval of the General Assembly of Company Shareholders for the Company’s engagement in a sale agreement dated April 10, 2008 (“Petroleum Agreement”) for the sale of all of its holdings of Petroleum Capital Holdings Ltd. (“PCH”) to Israel Petrochemical Enterprises Ltd. (“IPE”), as specified in the Company’s report of the transaction dated April 17, 2008 (reference number 2008-01-113823) (“Report of the Transaction”), the Company hereby reports as follows:

As specified in the Report of the Transaction, the Petroleum Agreement is contingent upon a number of suspending conditions, including the consummation of the agreement between IPE and Suny Electronics Ltd. (“Suny”), pursuant whereto Suny shall purchase IPE’s holdings of the Company and shall become a controlling shareholder of the Company (“Suny Agreement”). For additional particular regarding the Petroleum Agreement, the Suny Agreement and the suspending conditions thereto, see the Report of the Transaction, as inclusion by way of referral.

To the best of the Company’s knowledge, all of the suspending conditions in the Petroleum Agreement and in the Suny Agreement were fulfilled on June 24, 2008. Further to that stated, the Company assesses that the consummation of the Petroleum Agreement is expected to take place within 7 days of this report. However, it should be emphasized that at issue is forward-looking information, and there is no certainty regarding the consummation date of the Petroleum Agreement.

Sincerely, Scailex Corporation Ltd.

SUNY ELECTRONIC INC. LTD.
Registration number: 52-004075-9	F053
Securities of the corporation are listed for trading on the Tel-Aviv Stock Exchange	public
Symbol: SUNY Address: 46 Segula, Industrial Zone, Petach Tikva 49277 Israel Telephone: + 972.3.9057704, + 972.3.9057750, Fax: + 972.3.9305174 e-mail: eli_n@suny-telecom.co.il

Transmission date: June 4, 2008 Reference: 2008-01-160386

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Immediate Report of an Event or Matter Outside of the
Corporation’s Normal Course of Business

Regulation36(a) of the Securities Regulations (Immediate and Periodic Reports), 5730 –1970
Results of a flotation must be reported using form 20 and not this form.
Nature of the Event: the Company’s response to publicity

1.	Further to questions raised by the media, Suny Electronics Ltd. (“the Company”) has the honor of reporting that the Company’s Management is examining possibilities for a merger and/or transfer by other manner of the Company’s operations to Scailex Corporation Ltd. (“Scailex”), this, subsequent to the consummation of the transaction for the purchase of Scailex’s shares, when consummated.

It is hereby clarified that the matter has not yet been approved by the Company’s competent organs.

2.	Date and time that the corporation first learned of the event or matter:

June 4, 2008 at 17:00 hours.

Reference number of previous documents on this subject (the reference does not constitute inclusion by way of referral):

Previous names of the reporting entity:

Last update of the form structure: April 30, 2008

Name of person issuing the electronic report: Eli Zucker; office: C.F.O.; name of employer:. 48 Ben Zion Galis, Petach Tikva 49277, Telephone: + 972.3.9057750, fax: + 972.3.9305174, e-mail: eli_z@suny-telecom.co.il